BANKINTER.
Institutional Relations
Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)
Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

02 JUN 21 AM 11:30

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

82-2972

02042058

June 14th 2002

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2002

- Balance Sheet and p&L as of January , February and March (Spanish Banking Committee) Reports # 1,2,3.
- 4th quarterly dividend for 2001 (Stock exchange, press release, official gazette) Report #4
- Announcement of New Chairman (Press, Stock Exchange,) # 5
- Announcement of New CEO (Press, Stock Exchange), # 6
- Finantial Summary as of March 2002. # 7
- Annual Report 2001.#8

Yours sincerely,

P.O. [signature]

Jose Luis Vega
Managing Director

dw 6/26

#\

02 JUN 21 AM 11:30

BALANCE PUBLICO INDIVIDUAL

31 de Enero de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		162.252
1.1. Caja	132.862	
1.2. Banco de España	17.672	
1.3. Otros bancos centrales	11.718	
2. DEUDAS DEL ESTADO (a)		1.699.098
3. ENTIDADES DE CREDITO		3.057.410
3.1. A la vista	90.651	
3.2. Otros créditos	2.966.759	
4. CREDITOS SOBRE CLIENTES		14.799.748
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		716.922
5.1. De emisión pública	23.685	
5.2. Otros emisores	693.237	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		37.751
7. PARTICIPACIONES		4.374
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.374	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		121.517
8.1. En entidades de crédito	0	
8.2. Otras	121.517	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		106.364
10.1. Terrenos y edificios de uso propio	38.580	
10.2. Otros inmuebles	10.109	
10.3. Mobiliario, instalaciones y otros	57.675	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		10.916
Pro memoria: nominal		1.572
13. OTROS ACTIVOS		578.496
14. CUENTAS DE PERIODIFICACION		120.841
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.415.689
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.096.286
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.009.319	
1.4. Otros pasivos contingentes	86.967	

BALANCE PUBLICO INDIVIDUAL

31 de Enero de 2002

PASIVO

		Miles de Euro
1. ENTIDADES DE CREDITO		3.063.296
1.1. A la vista	164.983	
1.2. A plazo o con preaviso	2.898.313	
2. DEBITOS A CLIENTES		14.528.788
2.1. Depósitos de ahorro	10.552.733	
2.1.1. A la vista	4.764.985	
2.1.2. A plazo	5.787.748	
2.2. Otros débitos	3.976.055	
2.2.1. A la vista	0	
2.2.2. A plazo	3.976.055	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.354.400
3.1. Bonos y obligaciones en circulación	238.303	
3.2. Pagarés y otros valores	1.116.097	
4. OTROS PASIVOS		868.071
5. CUENTAS DE PERIODIFICACION		219.422
6. PROVISIONES PARA RIESGOS Y CARGAS		135.270
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	135.270	
6. bis. FONDO PARA RIESGOS GENERALES		39.666
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.377
10. PRIMAS DE EMISION		235.900
11. RESERVAS		263.613
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		104.373
TOTAL PASIVO		21.415.689
CUENTAS DE ORDEN		
2. COMPROMISOS		3.362.445
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.325.516	
2.3. Otros compromisos	36.929	
SUMA CUENTAS DE ORDEN		6.458.731

CUENTA DE PERDIDAS Y GANANCIAS PUBLICA

31 de Enero de 2002	
	Miles de euros.
1. INTERESES Y RENDIMIENTOS ASIMILADOS	82.614
de los queDe la cartera de renta fija	10.521
2. INTERESES Y CARGAS ASIMILADAS	51.147
3. RENDIMIENTO DE LA CARTERA DE RENTA VARIABLE	19.155
	19.155
3.1. De acciones y otros títulos de renta variable	16
3.2. De participaciones	0
3.3. De participaciones en el grupo	19.139
A) MARGEN DE INTERMEDIACION	**50.622**
4. COMISIONES PERCIBIDAS	12.318
5. COMISIONES PAGADAS	4.533
6. RESULTADOS DE OPERACIONES FINANCIERAS	-3.681
B) MARGEN ORDINARIO	**54.726**
7. OTROS PRODUCTOS DE EXPLOTACION	641
8. GASTOS GENERALES DE ADMINISTRACION	21.023
8.1. Gastos de personal	11.403
de los que:	
Sueldos y salarios	7.694
Cargas sociales	2.097
de las que: pensiones	275
8.2. Otros gastos administrativos	9.620
9. AMORTIZACION Y SANEAMIENTO DE ACTIVOS MATERIALES	1.545
10. OTRAS CARGAS DE EXPLOTACION	554
C) MARGEN DE EXPLOTACION	**32.245**
15. AMORTIZACION Y PROVISIONES PARA INSOLVENCIAS	4.463
16. SANEAMIENTO DE INMOVILIZACIONES FINANCIERAS	0
17 . DOTACION AL FONDO PARA RIESGOS GENERALES	-24
18. BENEFICIOS EXTRAORDINARIOS	989
19. QUEBRANTOS EXTRAORDINARIOS	684
D) RESULTADOS ANTES DE IMPUESTOS	**28.111**
20. IMPUESTO SOBRE BENEFICIOS	0
21. OTROS IMPUESTOS	0
E) RESULTADO DEL EJERCICIO	**28.111**

#2

BALANCE PUBLICO INDIVIDUAL

28 de Febrero de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		260.258
1.1. Caja	80.207	
1.2. Banco de España	146.767	
1.3. Otros bancos centrales	33.284	
2. DEUDAS DEL ESTADO (a)		1.553.163
3. ENTIDADES DE CREDITO		2.899.196
3.1. A la vista	102.368	
3.2. Otros créditos	2.796.828	
4. CREDITOS SOBRE CLIENTES		14.912.817
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		707.266
5.1. De emisión pública	14.033	
5.2. Otros emisores	693.233	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		33.874
7. PARTICIPACIONES		4.102
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.102	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		121.594
8.1. En entidades de crédito	0	
8.2. Otras	121.594	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		109.541
10.1. Terrenos y edificios de uso propio	38.629	
10.2. Otros inmuebles	8.979	
10.3. Mobiliario, instalaciones y otros	61.933	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		10.914
Pro memoria: nominal		1.572
13. OTROS ACTIVOS		616.480
14. CUENTAS DE PERIODIFICACION		105.111
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.334.316
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.091.200
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.001.067	
1.4. Otros pasivos contingentes	90.133	

BALANCE PUBLICO INDIVIDUAL

28 de Febrero de 2002

PASIVO

		Miles de Euro
1. ENTIDADES DE CREDITO		3.099.074
1.1. A la vista	162.769	
1.2. A plazo o con preaviso	2.936.305	
2. DEBITOS A CLIENTES		14.646.367
2.1. Depósitos de ahorro	10.665.919	
2.1.1. A la vista	5.039.660	
2.1.2. A plazo	5.626.259	
2.2. Otros débitos	3.980.448	
2.2.1. A la vista	0	
2.2.2. A plazo	3.980.448	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.430.593
3.1. Bonos y obligaciones en circulación	326.625	
3.2. Pagarés y otros valores	1.103.968	
4. OTROS PASIVOS		549.152
5. CUENTAS DE PERIODIFICACION		228.011
6. PROVISIONES PARA RIESGOS Y CARGAS		134.677
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	134.677	
6. bis. FONDO PARA RIESGOS GENERALES		39.666
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.377
10. PRIMAS DE EMISION		235.900
11. RESERVAS		263.613
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		104.373
TOTAL PASIVO		21.334.316
CUENTAS DE ORDEN		
2. COMPROMISOS		3.441.302
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.383.520	
2.3. Otros compromisos	57.782	
SUMA CUENTAS DE ORDEN		6.532.502

CUENTA DE PERDIDAS Y GANANCIAS PUBLICA

28 de Febrero de 2002	
	Miles de euros.
1. INTERESES Y RENDIMIENTOS ASIMILADOS	157.878
de los queDe la cartera de renta fija	18.384
2. INTERESES Y CARGAS ASIMILADAS	97.623
3. RENDIMIENTO DE LA CARTERA DE RENTA VARIABLE	21.450
	21.450
3.1. De acciones y otros títulos de renta variable	35
3.2. De participaciones	0
3.3. De participaciones en el grupo	21.415
A) MARGEN DE INTERMEDIACION	**81.705**
4. COMISIONES PERCIBIDAS	21.901
5. COMISIONES PAGADAS	8.461
6. RESULTADOS DE OPERACIONES FINANCIERAS	-3.638
B) MARGEN ORDINARIO	**91.507**
7. OTROS PRODUCTOS DE EXPLOTACION	1.145
8. GASTOS GENERALES DE ADMINISTRACION	42.875
8.1. Gastos de personal	23.345
de los que:	
Sueldos y salarios	15.850
Cargas sociales	4.255
de las que: pensiones	550
8.2. Otros gastos administrativos	19.530
9. AMORTIZACION Y SANEAMIENTO DE ACTIVOS MATERIALES	2.992
10. OTRAS CARGAS DE EXPLOTACION	742
C) MARGEN DE EXPLOTACION	**46.043**
15. AMORTIZACION Y PROVISIONES PARA INSOLVENCIAS	8.884
16. SANEAMIENTO DE INMOVILIZACIONES FINANCIERAS	0
17 . DOTACION AL FONDO PARA RIESGOS GENERALES	-24
18. BENEFICIOS EXTRAORDINARIOS	1.708
19. QUEBRANTOS EXTRAORDINARIOS	1.019
D) RESULTADOS ANTES DE IMPUESTOS	**37.872**
20. IMPUESTO SOBRE BENEFICIOS	0
21. OTROS IMPUESTOS	0
E) RESULTADO DEL EJERCICIO	**37.872**

02 JUN 21 AM 11:30

BALANCE PUBLICO INDIVIDUAL

31 de Marzo de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		206.211
1.1. Caja	65.394	
1.2. Banco de España	107.109	
1.3. Otros bancos centrales	33.708	
2. DEUDAS DEL ESTADO (a)		1.511.591
3. ENTIDADES DE CREDITO		2.618.417
3.1. A la vista	114.171	
3.2. Otros créditos	2.504.246	
4. CREDITOS SOBRE CLIENTES		15.294.123
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		706.683
5.1. De emisión pública	14.056	
5.2. Otros emisores	692.627	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		36.353
7. PARTICIPACIONES		4.086
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.086	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		122.891
8.1. En entidades de crédito	0	
8.2. Otras	122.891	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		111.428
10.1. Terrenos y edificios de uso propio	40.813	
10.2. Otros inmuebles	8.637	
10.3. Mobiliario, instalaciones y otros	61.978	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.614
Pro memoria: nominal		1.572
13. OTROS ACTIVOS		463.929
14. CUENTAS DE PERIODIFICACION		116.380
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.203.706
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		2.991.881
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.897.663	
1.4. Otros pasivos contingentes	94.218	

BALANCE PUBLICO INDIVIDUAL

31 de Marzo de 2002

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.312.431
1.1. A la vista	95.974	
1.2. A plazo o con preaviso	3.216.457	
2. DEBITOS A CLIENTES		14.545.623
2.1. Depósitos de ahorro	10.698.730	
2.1.1. A la vista	5.155.231	
2.1.2. A plazo	5.543.499	
2.2. Otros débitos	3.846.893	
2.2.1. A la vista	0	
2.2.2. A plazo	3.846.893	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.264.681
3.1. Bonos y obligaciones en circulación	326.625	
3.2. Pagarés y otros valores	938.056	
4. OTROS PASIVOS		502.187
5. CUENTAS DE PERIODIFICACION		256.653
6. PROVISIONES PARA RIESGOS Y CARGAS		140.247
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	140.247	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.377
10. PRIMAS DE EMISION		235.900
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		21.203.706
CUENTAS DE ORDEN		
2. COMPROMISOS		3.355.931
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.324.867	
2.3. Otros compromisos	31.064	
SUMA CUENTAS DE ORDEN		6.347.812

CUENTA DE PERDIDAS Y GANANCIAS PUBLICA

31 de Marzo de 2002	
	Miles de euros.
1. INTERESES Y RENDIMIENTOS ASIMILADOS	240.158
de los queDe la cartera de renta fija	27.867
2. INTERESES Y CARGAS ASIMILADAS	147.873
3. RENDIMIENTO DE LA CARTERA DE RENTA VARIABLE	23.746
	23.746
3.1. De acciones y otros títulos de renta variable	55
3.2. De participaciones	0
3.3. De participaciones en el grupo	23.691
A) MARGEN DE INTERMEDIACION	**116.031**
4. COMISIONES PERCIBIDAS	31.861
5. COMISIONES PAGADAS	12.448
6. RESULTADOS DE OPERACIONES FINANCIERAS	8.486
B) MARGEN ORDINARIO	**143.930**
7. OTROS PRODUCTOS DE EXPLOTACION	1.667
8. GASTOS GENERALES DE ADMINISTRACION	65.494
8.1. Gastos de personal	36.428
de los que:	
Sueldos y salarios	25.013
Cargas sociales	6.497
de las que: pensiones	924
8.2. Otros gastos administrativos	29.066
9. AMORTIZACION Y SANEAMIENTO DE ACTIVOS MATERIALES	4.616
10. OTRAS CARGAS DE EXPLOTACION	1.206
C) MARGEN DE EXPLOTACION	**74.281**
15. AMORTIZACION Y PROVISIONES PARA INSOLVENCIAS	16.066
16. SANEAMIENTO DE INMOVILIZACIONES FINANCIERAS	-1.419
17 . DOTACION AL FONDO PARA RIESGOS GENERALES	-24
18. BENEFICIOS EXTRAORDINARIOS	3.241
19. QUEBRANTOS EXTRAORDINARIOS	8.417
D) RESULTADOS ANTES DE IMPUESTOS	**54.482**
20. IMPUESTO SOBRE BENEFICIOS	12.657
21. OTROS IMPUESTOS	0
E) RESULTADO DEL EJERCICIO	**41.825**

02 JUN 21 AM 11:30

NEWS RELEASE ***From: BANKINTER,S.A.***

Contact: Jose Luis Vega Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso Tel : + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS FOURTH 2001 INTERIM DIVIDEND

Madrid, March 20th 2002 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on April 5Th 2002, it will pay its fourth 2001 interim dividend of 0.2271 Euros gross per share representing a net amount of 0.186222 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

BANKINTER.

Institutional Relations

Avda. de Bruselas, 12
… Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 60 73
E-mail: jlvegar@bankinter.es

JUAN ARENA APPOINTED BANKINTER CHAIRMAN BY THE BANK'S BOARD OF DIRECTORS

At Bankinter's Board Meeting held yesterday immediately after the Annual Shareholders' Meeting, Jaime Botín-Sanz de Sautuola y García de los Ríos submitted his resignation as Chairman and member of the Board of Directors.

The Board of Directors accepted Jaime Botín's decision and resolved, at his proposal, to appoint as Chairman the Bank's current CEO Juan Arena de la Mora.

Juan Arena de la Mora has been with the Bankinter Group all his professional life since 1970, where has successively been General Manager since 1985, Director since 1986 and CEO since 1993.

Next, the Board was informed of Emilio Botín-Sanz de Sautuola y García de los Ríos' decision to resign as Deputy Chairman of the Board, of which he will continue to form part.

Also, to fill the vacancy left by Jaime Botín's resignation, the Board resolved to appoint Alfonso Botín-Sanz de Sautuola y Naveda.

Finally, at the proposal of the new Chairman Juan Arena, it was resolved to appoint Jaime Botín as Adviser to Bankinter's Board of Directors.

Jaime Botín has been linked to Bankinter since its foundation in 1965, when he became its Director and General Manager. Subsequently he became CEO in 1977 and Chairman of the Bank in 1986 when he filled the vacancy left by Emilio Botín-Sanz de Sautuola y López.

BANKINTER.

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

Madrid, May 14th, 2002

We are pleased to announce that Jaime Echegoyen has been appointed as CEO of Bankinter in the Board Meeting held today in Madrid.

Jaime Echegoyen first joined Bankinter in 1978. He then moved to Bank of America where he held various positions in its Madrid, , New York and London businesses.

Since he came back to Bankinter in 1988, he has successively been Head of the Corporate Banking Division, General Manager and Member of the Executive Committee (1995) , responsible for Corporate Banking and Capital Markets and ultimately responsible for Retail and Private Banking.

This appointment reinforces the strategy followed by the bank, that singles out for its flexibility and dynamism, state-of-the-art technoloy orientation, and for internally promoting its employees , in line with the appointment of Juan Arena as Chairman of the Board very recently.

Sincerely yours,

Jose Luis Vega
Maru Alonso
Institutional Relations

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

#7

BANKINTER
www.ebankinter.com

march 2002



financial summary

ebankinter.com

1. Financial highlights



Thousands of €

	03/31/2002	03/31/2001	%	03/31/01 Million US$(1)
Total assets	21,315,671	20,306,606	4.97	18,595.79
Credit facilities and loans	15,264,560	13,946,510	9.45	13,316.80
Credit facilities and loans ex-securitization 10-01	16,519,729	13,946,510	18.45	14,411.81
Customer funds	15,721,000	14,370,860	9.39	13,715.00
Off-balance-sheet managed funds	7,292,184	7,026,164	3.79	6,361.70
Basic income	131,430	117,830	11.54	114.66
Income before taxes	52,400	44,957	16.56	45.71
Net income attributed to the Group	31,238	26,879	16.22	27.25
BIS ratio	11.63%	11.80%	-1.46	
Tier I capital	8.18%	8.33%	-1.78	
Efficiency ratio	47.22%	49.50%	-4.61	
ROE	17.44%	15.91%	9.62	
ROA	0.58%	0.52%	11.54	
Number of shares	75,584,337	75,082,539	0.67	
Closing price	34.90	37.80	-7.67	
PER	22.58	28.32	-20.25	
Number of branches	283	278	1.80	
Number of employees (full-time equivalent)	2,959	2,921	1.30	
Number of agents	1,126	1,387	-18.82	
Number of virtual branches	405	366	10.66	

(1) 1€ = 0.8724US$

2.Quality of service

BY SEGMENTS


ISN
81
80
79
78
77
Mar 01 Apr May Jun Jul Sep Oct Nov Dec Jan Feb Mar 02
Small Businesses
Individuals
Private Banking
Corporate Banking

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

3.Customer activity

EVOLUTION OF TRANSACTIONS BY CHANNEL


100
75
50
25
0
percentage of transactions
1998
1999
2000
2001
1stQ 2002
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

NUMBER OF TRANSACTIONS


140
125
110
95
80
millions of transactions
1stQ 2000
1stQ 2001
1stQ 2002

3.Customer activity (cont.)

CUSTOMER CONTACTS BY CHANNEL


TELEPHONE 5%
INTERNET 7%
TELEPHONE + INTERNET 8%
OFFICE + INTERNET 12%
OFFICE + TELEPHONE 17%
OFFICE +INTERNET +TELEPHONE 30%
OFFICE 21%

Transactions with the Bank continue to grow, mainly because Bankinter customers make an increasingly greater use of virtual channels, such as the Internet.

Transactions performed through the Internet already account for 41% of the Bank's total transactions, 5 percentage points more than the Branch Network. The Cellular Phone as a new means of relationship with the Bank already represents 2% of total transactions, which evidences the growing importance of this channel. Bankinter is a multi-channel entity as shown by the fact that 67% of its customers use more than one channel in their dealings with the Bank. Customers prefer to combine the traditional Office with the Telephone or the Internet.

The number of products sold decreased by 12% with respect to the same period in 2001, but was 31% higher than in 2000. Cross-sales decreased slightly to 5.75 products per customer.

PRODUCTS SOLD


450
350
250
Thousands of products
1stQ 2000
1stQ 2001
1stQ 2002

PRODUCTS BY CUSTOMER


6.0
5.9
5.8
5.7
Number of products
5.88
5.75
Mar 01 Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar02



CRM (CUSTOMER RELATIONSHIP MANAGEMENT)

Bankinter's communication policy and the commercial activity generated through the CRM strategy enabled contact with virtually all customers in each of the channels in the first quarter of the year.

Not only was there contact with nearly all customers in this first quarter, but, additionally, the product offering increased by 81.3% year-on-year. The success rate in the last month was 26%.

CRM: COMMERCIAL ACTIVITY
PRODUCT OFFERING


Thousands of products
450
300
150
0
81.3%
1stQ 2001
1stQ 2002

CRM: SUCCESS RATE


Percentage of success
30
25
20
15
10
5
0
26 %
Mar01 Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar02



4. Balance sheet



Thousands of €	03/31/2002	03/31/2001	Variation Amount	Variation %
Cash on hand and on deposit at central banks	206,211	94,279	111,932	118.72
Government debt securities	1,514,453	1,936,199	-421,746	-21.78
Due from banks	2,618,470	2,511,915	106,555	4.24
Credit facilities and loans	15,264,560	13,946,510	1,318,050	9.45
Fixed-income securities	706,683	850,935	-144,252	-16.95
Equity securities	187,129	124,664	62,465	50.11
Premises and equipment and intangibles	163,781	149,205	14,576	9.77
Treasury stock	16,089	16,214	-125	-0.77
Other assets	482,548	537,751	-55,203	-10.27
Accrual accounts	124,765	114,787	9,978	8.69
Losses at consolidated companies	30,982	24,147	6,835	28.31
Assets	**21,315,671**	**20,306,606**	**1,009,065**	**4.97**
Due to banks	3,312,432	3,659,119	-346,687	-9.47
Customer deposits	13,552,863	12,688,666	864,197	6.81
Marketable debt securities	2,168,137	1,682,194	485,943	28.89
Other liabilities	478,668	533,044	-54,376	-10.20
Accrual accounts	286,443	275,482	10,961	3.98
General risk allowance and other	211,897	153,598	58,299	37.96
Consolidated income	33,709	29,475	4,234	14.36
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	113,377	112,624	753	0.67
Reserves	627,162	657,458	-30,296	-4.61
Reserves at consolidated companies	63,697	47,660	16,037	33.65
Liabilities and shareholders' equity	**21,315,671**	**20,306,606**	**1,009,065**	**4.97**

5.Customer funds and lending

Thousands of €	03/31/2002	03/31/2001	Variation Amount	Variation %
CUSTOMER FUNDS				
Customer deposits	13,552,863	12,688,666	864,197	6.81
Government entities	282,241	211,486	70,755	33.46
Residents	12,850,182	12,107,332	742,850	6.14
Demand deposits	4,622,329	4,274,227	348,102	8.14
Savings deposits	112,821	106,802	6,019	5.64
Time deposits	4,403,022	4,915,668	-512,646	-10.43
Securities sold under repurchase agreement	3,712,010	2,810,635	901,375	32.07
Nonresidents	420,440	369,848	50,592	13.68
Marketable debt securities	2,168,137	1,682,194	485,943	28.89
Total	**15,721,000**	**14,370,860**	**1,350,140**	**9.39**
CREDIT FACILITIES AND LOANS				
Loans to government entities	43,724	51,575	-7,851	-15.22
Loans to resident borrowers	14,765,038	13,731,188	1,033,850	7.53
Commercial bills	1,085,731	1,057,037	28,694	2.71
Secured loans	10,036,270	9,165,564	870,706	9.50
Lease receivables	554,587	532,696	21,891	4.11
Other loans	3,088,450	2,975,891	112,559	3.78
Nonresident borrowers	591,703	270,458	321,245	118.78
Nonperforming loans	55,810	46,346	9,464	20.42
Subtotal	**15,456,275**	**14,099,567**	**1,356,708**	**9.62**
Loan loss allowance (excluding off-balance-sheet risks)	191,715	153,057	38,658	25.26
Total	**15,264,560**	**13,946,510**	**1,318,050**	**9.45**



6.Analysis of credit risk

Thousands of €	03/31/2002	03/31/2001	Variation Amount	Variation %
Risk exposure	19,122,865	16,638,408	2,484,457	14.93
Total nonperforming balances	55,894	46,761	9,133	19.53
Total allowances	231,462	174,385	57,077	32.73
Mandatory allowances	227,074	145,927	81,147	55.61
Specific	30,158	32,667	-2,509	-7.68
General	196,916	113,260	83,656	73.86
Nonperforming loans/total risk exposure (%)	0.29	0.28	0.01	4.00
Recorded allowance/nonperforming loans (%)	414.11	372.93	41.18	11.04
Recorded allowance/unsecured nonperforming loans (%)	423.00	353.07	69.93	19.81

NONPERFORMING LOANS AND ALLOWANCES


231.46
55.89
250
200
150
100
50
0
Millions of euros
1998
1999
2000
2001
2002
Nonperforming loans
Allowances

VARIATION IN RECORDED ALLOWANCE/NONPERFORMING LOANS


414 %
EXCLUDING SECURED LOANS 423%
450
400
350
300
250
200
Percentage
1998
1999
2000
2001
1stQ 2002



7 Comparative income statements

Thousands of €	2002		2001		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**21,725,770**	**100**	**20,867,753**	**100**	**858,017**	**4.11**
Interest and similar revenues	239,585	4.47	275,626	5.36	-36,041	-13.08
of which: fixed-income securities	26,813	0.50	32,095	0.62	-5,282	-16.46
Interest and similar expenses	142,301	2.66	191,528	3.72	-49,227	-25.70
Equities portfolio revenues	57	-	103	-	-46	-44.66
Net interest income	**97,341**	**1.81**	**84,201**	**1.64**	**13,140**	**15.61**
Fees and commissions, net	34,089	0.64	33,629	0.65	460	1.37
Basic income	**131,430**	**2.45**	**117,830**	**2.29**	**13,600**	**11.54**
Revenue from financial transactions	8,560	0.16	15,932	0.31	-7,372	-46.27
Total net ordinary revenue	**139,990**	**2.61**	**133,762**	**2.60**	**6,228**	**4.66**
General administrative expenses	66,100	1.23	66,206	1.29	-106	-0.16
a) Personnel expenses	38,492	0.72	35,685	0.69	2,807	7.87
b) Other administrative expenses	27,608	0.51	30,521	0.59	-2,913	-9.54
Depreciation and write-down of tangible and intangible assets	5,540	0.10	5,722	0.11	-182	-3.18
Other operating items	1,311	0.02	1,282	0.03	29	2.26
Net operating income	**69,661**	**1.30**	**63,116**	**1.23**	**6,545**	**10.37**
Gains (losses) on companies carried by the equity method	3,839	0.07	984	0.02	2,855	290.14
Amortization of goodwill in consolidation	664	0.01	306	0.01	358	116.99
Gains (losses) on Group transactions	2,094	0.04	4,948	0.09	-2,854	-57.68
Write-offs and provisions for loan losses	16,077	0.30	17,149	0.33	-1,072	-6.25
of which: New Bank of Spain Circular	11,726	0.22	10,055	0.20	1,671	16.62
Write-down of long-term financial investments	112	-	864	0.02	-752	-87.04
Extraordinary income	-6,341	-0.12	-5,772	-0.11	-569	-9.86
Income before taxes	**52,400**	**0.98**	**44,957**	**0.87**	**7,443**	**16.56**
Corporate income tax	18,691	0.35	15,482	0.30	3,209	20.73
Net consolidated income	**33,709**	**0.63**	**29,475**	**0.57**	**4,234**	**14.36**
Income (loss) attributed to minority	2,471	0.05	2,596	0.05	-125	-4.82
Income (loss) attributed to the Group	**31,238**	**0.58**	**26,879**	**0.52**	**4,359**	**16.22**

8. Quarterly statements of income



Thousands of €	2002 1st Q	Variation 1Q02/1Q01	Variation 1Q02/4Q01	2001 4th Q	2001 3rd Q	2001 2nd Q	2001 1st Q
Interest and similar revenues	239,585	-13.08%	-8.75%	262,556	280,828	285,192	275,626
of which: fixed-income securities	26,813	-16.46%	-24.20%	35,375	30,742	32,447	32,095
Interest and similar expenses	142,301	-25.70%	-12.26%	162,179	188,947	194,920	191,528
Equities portfolio revenues	57	-44.66%	-35.96%	89	374	746	103
Net interest income	**97,341**	**15.61%**	**-3.11%**	**100,466**	**92,255**	**91,018**	**84,201**
Fees and commissions, net	34,089	1.37%	-0.09%	34,121	29,187	31,173	33,629
Basic income	**131,430**	**11.54%**	**-2.35%**	**134,587**	**121,442**	**122,191**	**117,830**
Revenue from financial transactions	8,560	-46.27%	-18.28%	10,475	13,552	17,039	15,932
Total net ordinary revenue	**139,990**	**4.66%**	**-3.50%**	**145,062**	**134,994**	**139,230**	**133,762**
General administrative expenses	66,100	-0.16%	-28.94%	93,019	70,153	75,244	66,206
a) Personnel expenses	38,492	7.87%	-32.40%	56,941	38,618	37,471	35,685
b) Other administrative expenses	27,608	-9.54%	-23.48%	36,078	31,535	37,773	30,521
Depreciation and write-down of tangible and intangible assets	5,540	-3.18%	-3.20%	5,723	5,831	5,886	5,722
Other operating items	1,311	2.26%	55.70%	842	599	1,046	1,282
Net operating income	**69,661**	**10.37%**	**47.71%**	**47,162**	**59,609**	**59,146**	**63,116**
Gains (losses) on companies carried by the equity method	3,839	290.14%	-41.21%	6,530	5,725	2,758	984
Amortization of goodwill in consolidation	664	116.99%	-16.06%	791	549	312	306
Gains (losses) on Group transactions	2,094	-57.68%	3,072.73%	66	-707	254	4,948
Write-offs and provisions for loan losses	16,077	-6.25%	12.18%	14,331	18,201	18,916	17,149
of which: New Bank of Spain Circular	11,726	16.62%	109.06%	5,609	9,935	9,183	10,055
Write-down of long-term financial investments	112	-87.04%	-97.57%	4,605	363	327	864
Extraordinary income	-6,341	9.86%	-157.83%	10,965	-6,006	-4,192	-5,772
Income before taxes	**52,400**	**16.56%**	**16.45%**	**44,996**	**39,508**	**38,411**	**44,957**
Corporate income tax	18,691	20.73%	23.80%	15,098	14,513	14,166	15,482
Net consolidated income	**33,709**	**14.36%**	**12.75%**	**29,898**	**24,995**	**24,245**	**29,475**
Income (loss) attributed to minority	2,471	-4.82%	-15.87%	2,937	2,082	2,633	2,596
Income (loss) attributed to the Group	**31,238**	**16.22%**	**15.86%**	**26,961**	**22,913**	**21,612**	**26,879**



9.Contribution by business area

Thousands of €	03/31/2002	03/31/2001	Variation Amount	%
Customer segments	38,319	33,100	5,219	15.77
PFS	2,529	2,572	-43	-1.66
Private Banking	4,653	5,024	-371	-7.38
Corporate Banking	9,879	10,564	-686	-6.49
Individuals	16,283	9,727	6,557	67.41
Small Businesses	4,975	5,214	-239	-4.58
Capital market	2,528	4,391	-1,863	-42.43
Other businesses	831	-1,798	2,629	146.19
Corporate Center	-10,439	-8,814	-1,625	18.44
Income after taxes attributed to the Group	**31,238**	**26,879**	**4,359**	**16.22**
Pro memoria:				
Equalization reserve	11,726	10,055	1,671	16.62
Mutual fund fees	16,337	18,121	-1,784	-9.84





10.Fees

Thousands of €	03/31/2002	03/31/2001	Variation Amount	Variation %
FEES PAID				
Fees ceded to other entities and corresp.	5,366	5,331	35	0,66
Fees ceded to agents, virtual banking	7,082	7,435	-353	-4,75
Total fees paid	**12,448**	**12,766**	**-318**	**-2,49**
FEES RECEIVED				
Guarantees and L/C	3,277	3,263	14	0,43
Foreign exchange	1,898	1,823	75	4,11
Collections and payments	12,259	11,652	607	5,21
Trade notes and drafts	3,840	3,655	185	5,06
Demand deposits	782	974	-192	-19,71
Credit and debit cards	6,085	5,536	549	9,92
Checks	441	473	-32	-6,77
Payment orders	1,111	1,014	97	9,57
Securities services	6,871	7,599	-728	-9,58
Securities underwriting and placement	22	158	-136	-86,08
Securities purchases and sales	3,307	3,412	-105	-3,08
Administration and custody	3,542	4,029	-487	-12,09
Marketing of nonbank financial products	15,093	17,393	-2,300	-13,22
Of which: mutual fund mgt. fees	13,887	15,921	-2,034	-12,78
Other fees	7,139	4,665	2,474	53,03
Total fees received	**46,537**	**46,395**	**142**	**0,31**
FEES & COMMISSIONS, NET	34,089	33,629	460	1,37



11 Yields and costs

[data in %]	2002 weighting	2002 rate	2001 weighting	2001 rate
ASSETS				
Cash on hand and on deposit at central banks	0.96	3.00	1.02	3.38
Government debt securities	7.32	3.57	8.55	4.66
Due from banks	13.15	4.82	15.95	5.57
Credit facilities and loans	68.91	4.80	66.38	5.74
Fixed-income securities	3.28	7.29	4.13	5.47
Equity securities	0.86	0.12	0.59	0.34
Average earning assets	**94.48**	**4.73**	**96.62**	**5.55**
Premises and equipment and intangibles	0.74		0.72	
Other assets	4.78		2.66	
Average total assets	**100.00**	**4.47**	**100.00**	**5.36**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	14.54	4.59	19.41	5.08
Customer deposits	62.02	2.55	61.44	3.74
Deposits	45.22	2.28	48.52	3.48
Securities sold under repurchase agreement	16.80	3.27	12.92	4.74
Marketable debt securities	10.82	3.31	7.35	5.22
Subordinated liabilities	0.91	5.83	0.95	5.75
Average interest-bearing funds	**88.29**	**3.01**	**89.15**	**4.18**
Other liabilities	7.79		7.07	
Shareholders' equity	3.92		3.78	
Average total funds	**100.00**	**2.66**	**100.00**	**3.72**
Net interest margin		**1.81**		**1.64**

As of March 31st

BASIC MARGIN


140
130
120
110
Millions of euros
1stQ 2001
2ndQ 2001
3rdQ 2001
4thQ 2001
1stQ 2002



12. Shareholders' equity

Thousands of €	03/31/2002	03/31/2001	Variation Amount	%
Paid-in capital and reserves	775,580	729,288	46,292	6.35
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-16,089	-16,214	125	-0.77
Intangible assets	-13,101	-5	-13,096	-
Core capital	**993,684**	**960,363**	**33,321**	**3.47**
Revaluation reserve	22,225	22,225	-	-
General allowances	47,307	35,580	11,727	32.96
Subordinated debt financing	197,767	197,767	-	-
Recorded general loan loss allowance	151,900	145,120	6,780	4.67
Supplementary capital	**419,199**	**400,692**	**18,507**	**4.62**
Total	**1,412,883**	**1,361,055**	**51,828**	**3.81**
Risk-weighted assets	12,151,988	11,535,251	616,737	5.35
Tier I capital (%)	8.18	8.33	-0.15	-1.78
Tier II capital (%)	3.45	3.47	-0.02	-0.69
BIS ratio (%)	11.63	11.80	-0.17	-1.46
Excess	440,724	438,235	2,489	0.57



13. Creation of shareholder value

Period per share data (€)	
Earnings per share	0.42
Dividend per share	0.22
Book value per share	11.06
Price at beginning of year	32.86
Low	29.77
High	34.95
Closing price	34.90
Appreciation in last quarter (%)	6.21
Appreciation in last 12 months (%)	-7.67
Stock market ratios	
Price/Book value (times)	3.16
PER (price/earnings, times)	22.58
Number of shareholders	138,144
Number of shares	75,584,337
Average daily trading (number of shares)	218,677
Average daily trading (thousands of euros)	6,976

BANKINTER'S MARKET CAPITALIZATION TREND


4,000
3,000
2,000
1,000
Millions of €
87
90
93
96
99
1stQ 02

14. People

Number of employees (*)	2,959
Average length of service of employees (in years)	11.01
Average age (in years)	36.83
Diversity in terms of men-women (%)	56.20 / 43.80
Employees who telework (%)	55.42
Internal job rotation (%)	31.12
External turnover (%)	5.40
Employees with university degrees and postgraduate studies (%)	63.11
Employees linking up to the Internet daily via the Bank's platform (%)	94.85

(*) Full-time equivalent



stG
march 2002

Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex. 42760 BANKI E
SWIFT: BKBK ES MM



ebankinter.com